Alcon, Inc.
                                                                      Bosch 69
                                                                   P.O. Box 62
                                                   6331 Hunenberg, Switzerland

FOR IMMEDIATE RELEASE

ALCON REPORTS 17.9 PERCENT INCREASE
IN FIRST QUARTER EARNINGS PER SHARE

o Global sales increased 10.9 percent in constant currency

o Adjusted Net Income rose 14.5 percent

o IPO raised net proceeds of approximately $2.4 billion

     HUNENBERG, SWITZERLAND - Alcon, Inc. (NYSE: ACL) today announced operating results for the first quarter of 2002. Global sales for the quarter grew to $706.5 million, an increase of 7.9 percent, or 10.9 percent excluding the impact of foreign exchange fluctuations, over sales in the first quarter of 2001. Net income for the first quarter of 2002, adjusted for one-time items related to the Company's initial public offering on March 20, 2002, reached $108.2 million, an increase of 14.5 percent over net income in the first quarter of 2001, adjusted to exclude amortization of goodwill to reflect a change in accounting principle.

     Earnings per share, adjusted in 2002 for one-time items related to the Company's initial public offering on March 20, 2002, and adjusted in 2001 to exclude amortization of goodwill to reflect a change in accounting principle, increased 22.6 percent to $0.38 in the first quarter of 2002 from $0.31 in the first quarter of 2001. Excluding these adjustments, first quarter earnings per share were $0.33 in 2002 and $0.28 in 2001, an increase of 17.9 percent.

     The geographic mix of sales (measured in U.S. dollars) in the first quarter of 2002 was 54.6 percent in the U.S. and 45.4 percent in the rest of the world. This compares to 50.7 percent in the U.S. and 49.3 percent in the rest of the world in the first quarter of 2001. The shift in the geographic mix of sales was primarily due to the negative currency impact of the strengthening of the U.S. dollar relative to most foreign currencies.

     "We are pleased with our sales and earnings growth in the first quarter, especially given the unfavorable impact of the strengthening of the U.S. dollar on our business as compared to the previous year's first quarter. All three of our product categories posted healthy sales growth, representing our success in penetrating new markets and gaining market share," said Tim Sear, Alcon's Chairman, President and Chief Executive Officer

Pharmaceutical Product Line

     First quarter 2002 pharmaceutical sales reached $248.2 million, a 15.9 percent increase over sales in the first quarter of 2001, or 18.5 percent excluding the impact of foreign exchange fluctuations. "Our strong pharmaceutical sales performance represents broad-based growth across all our product categories, which is consistent with past performance that we expect to continue in the future," said Sear.

     Total sales of glaucoma products rose 19.9 percent to $80.3 million, with sales of TRAVATAN(R) ophthalmic solution reaching $11.6 million in the first quarter of 2002. In the fourth quarter of 2001, TRAVATAN(R) became the second prostaglandin approved by the European Medical Evaluations Agency and it is now registered in all 15 EU countries. The

Company has launched TRAVATAN(R) in 13 of these markets, bringing the total number of countries where TRAVATAN(R) is marketed to 41 of the 49 in which it has received approval. First quarter 2002 sales of other glaucoma products, including BETOPTIC(R) S ophthalmic suspension, AZOPT(R) ophthalmic suspension and Timolol GFS posted a healthy 11 percent increase over the first quarter of 2001.

     Sales of ocular anti-infectives and combination ocular anti-infective/anti-inflammatories grew 8.0 percent in the first quarter of 2002 over the comparable quarter in the previous year. CILOXAN(R) ophthalmic solution, with a U.S. market share of 18 percent, led the way, growing 21.8 percent to sales of $27.4 million in the first quarter of 2002. CILOXAN is the leading branded ocular anti-infective in the U.S. and is used extensively in the treatment of bacterial conjunctivitis, commonly known as "pink eye." First quarter 2002 sales of TOBRADEX(R) ophthalmic suspension, the leading combination anti-infective/anti-inflammatory therapy in the U.S. market, increased 2.0 percent to $45.3 million, despite a 9.4 percent decline in the overall U.S. market sales of combination anti-infective/anti-inflammatory therapies. TOBRADEX is the preferred combination product for post-surgical prophylactic treatment of ocular inflammation and infection.

     PATANOL(R) ophthalmic solution continued its strong performance as it gained share in a growing ocular allergy market and posted first quarter 2002 sales of $42.4 million, a 70.3 percent increase over the first quarter of 2001. Part of this growth is attributable to increased shipments to selected trade customers to ensure product availability early in the allergy season. Inventories at the end of the first quarter of 2002 for our major wholesalers were approximately 50 percent lower than inventories at the end of the first quarter of 2001. PATANOL is an antihistamine and a mast cell stabilizer that has strong physician and patient acceptance because it provides both immediate relief and long-term control of allergy symptoms in the eye.

Surgical Product Line

     First quarter 2002 surgical sales reached $337.5 million, a 3.9 percent increase over the first quarter of 2001, or a 7.1 percent increase excluding the impact of foreign exchange fluctuations.

     First quarter sales of intraocular lenses were $101.6 million, a 4.1 percent increase over the first quarter of 2001. ACRYSOF(R) intraocular lens, the market leader in the foldable IOL segment, enhanced its position with the continued acceptance of a new single-piece version. AcrySof single-piece sales accounted for almost 40 percent of ACRYSOF sales in the first quarter of 2002, up from 15 percent from the first quarter of 2001. Cataract and vitrectomy equipment and related disposable products had sales of $79.9 million in the first quarter of 2002, up 2.7 percent versus sales in the first quarter of 2001. Viscoelastics sales reached $39.4 million in the first quarter of 2002, a 5.9 percent increase over sales in the first quarter of 2001. Sales of refractive surgical equipment and related procedure fees increased 15.0 percent in the first quarter of 2002 compared to sales in the first quarter of 2001. Although the refractive industry continues to be adversely impacted by the global economic conditions, Alcon has increased its market share by capitalizing on the technological innovations of its LADARVISION(R) 4000 ophthalmic surgical systems to increase its installed base of lasers.

Consumer Eye Care

     First quarter 2002 consumer eye care sales reached $120.8 million, a 4.2 percent increase over sales in the first quarter of 2001, or 7.4 percent, excluding the impact of foreign exchange fluctuations. This performance occurred in a market that is experiencing flat to declining growth.

     The OPTI-FREE(R) disinfectant line grew 12.2 percent in the first quarter of 2002 to $67.9 million, led by the continued strong sales of OPTI-FREE(R) EXPRESS(R) NO RUB TM multi-purpose disinfecting solution. OPTI-FREE EXPRESS NO RUB, which gained U.S. market leadership in 2001, continued to build on its leadership position in the first quarter, as it grew market share and maintained its #1 U.S. market share. "We believe OPTI-FREE EXPRESS NO RUB continues to lead the market and increase market share because it still is the only soft lens disinfectant with a "no rub" claim approved by the U.S. Food and Drug Administration for all lenses," Sear stated.

Additional Financial Highlights

     Gross profit for the first quarter of 2002 was $496.1 million, including a $3.4 million one-time, IPO-related charge for changes made to a deferred compensation plan. Excluding this one-time charge, the gross profit margin in the first quarter of 2002 was 70.7 percent. Foreign exchange fluctuations had a greater impact on gross profit margins for surgical products than for other product lines. The Company expects to attain a gross profit margin, excluding one-time charges, of approximately 71 percent for the full year 2002.

     Selling, General and Administrative expenses were $252.4 million in the first quarter of 2002, including a one-time, IPO-related charge of $12.6 million for changes made to a deferred compensation plan. Excluding this one-time charge, SG&A expenses in the first quarter of 2002 increased 7.4 percent over the first quarter of 2001, and decreased as a percent of sales to 33.9 percent from 34.1 percent during the first quarter of 2001. Furthermore, the bulk of the cost for the consumer advertising program for OPTI-FREE EXPRESS NO RUB occurred in the first quarter of 2002, unlike the previous year when most of these expenditures took place in the second quarter.

     "Because this phase of the expansion of our pharmaceutical sales force is substantially complete, we expect to experience a decrease in SG&A as a percent of sales as we leverage our sales force investments across our entire pharmaceutical product line, including TRAVATAN(R)," Sear commented.

     Research and development expenses were $75.3 million in the first quarter of 2002, including a one-time, IPO-related charge of $6.6 million for changes made to a deferred compensation plan. Excluding this one-time charge, research and development expenses increased 6.0 percent over R&D expenses in the first quarter of 2001, and decreased as a percent of sales to 9.7 percent from 9.9 percent during the first quarter of 2001. For the full year 2002, the Company expects to grow research and development expenses in line with sales.

     The Company's effective tax rate declined to 33.0 percent in the first quarter of 2002. This was a significant improvement from the effective tax rate of 36.3 percent in the first quarter of 2001 (adjusted to exclude amortization of goodwill). The reduction in the effective tax rate is a direct result of the Company's overall long-term financial strategy, which management expects will generate tax savings which will translate to real cash flow.

Other Selected Financial Information

     Cash and cash equivalents totaled $1,819.3 million on March 31, 2002 because, on that date, Alcon had not distributed any of the $2,407.2 million net proceeds of its IPO. Alcon plans to redeem, by the end of May, the preferred shares held by Nestle S.A., valued at $2,165.7 million. At March 31, 2002, Alcon's consolidated net


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worth was $492.4 million and total debt (excluding preferred shares) was
$1,061.5 million, representing a debt-to-capital ratio of 68.3 percent. If the Company had redeemed the preferred shares held by Nestle on March 31, 2002, the net debt balance on that date (total debt less cash and cash equivalents) would have been $1,407.9 million.

     On March 31, 2002, 306,975,000 common shares were outstanding. For the purpose of calculating earnings per share, weighted average basic shares outstanding for the first quarter of 2002 were 282,536,066 (282,698,780 on a diluted basis). This compared to 300,000,000 shares outstanding for the first quarter of 2001. The lower average share count in the first quarter of 2002 occurred because on February 25, 2002 Nestle converted 69,750,000 Alcon common shares for a similar number of preferred shares, and Alcon did not issue a corresponding number of common shares until the IPO on March 20, 2002. If this exchange had occurred simultaneously with the IPO, the weighted average basic shares outstanding would have been 300,310,000 (300,523,225 on a diluted basis), and reported earnings per share for the first quarter of 2002 would have been reduced by $0.02 per share.

Impact of Change in Accounting Standard and One Time Charges

     Beginning in 2002, the Company adopted Statement of Financial Accounting Standards #142, "Goodwill and Other Intangible Assets." If SFAS #142 had been in effect in the first quarter of 2001, earnings per share would have been $0.31, $0.03 higher than reported earnings per share of $0.28 for that quarter.

     Upon completion of the initial public offering and as part of the creation of a new incentive stock option plan, the Company changed the terms and conditions of an existing deferred compensation plan, called the Alcon Phantom Stock Plan. These changes allowed approximately 1,200 employees to convert on a voluntary basis their Phantom Stock Units to restricted shares. A total of 2,165,699 restricted shares have been allocated to employees as part of this conversion at the IPO price of $33.00 per share. The Company incurred a one-time, pre-tax charge of $22.6 million in the first quarter of 2002 related to the implementation of the changes necessary to allow conversion of Phantom Stock Units to restricted shares. The total charge was recorded as follows: $3.4 million in cost of goods sold, $12.6 million in SG&A expenses and $6.6 million in research and development expenses. The after-tax per share impact of this one time charge was $14.2 million, which reduced reported earnings by $0.05 per share in the first quarter of 2002.


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                          ALCON, INC. AND SUBSIDIARIES
            Condensed Consolidated Statements of Earnings (Unaudited)
                 (in millions, except share and per share data)


                                              Three months ended March 31,
                                                2002              2001
                                               ----------    ------------

Sales                                   $       706.5        $    654.8
Cost of goods sold                              210.4             184.5
                                                --------     ----------

                  Gross Profit                  496.1             470.3

Selling, general and administrative             252.4             223.2
Research and development                         75.3              64.9
Amortization of intangibles                      16.8              30.1
                                                --------     ----------

                  Operating income              151.6             152.1

Other income (expense):
     Gain (loss) from foreign currency, net      (0.1)             (1.0)
     Interest income                              6.8              15.8
     Interest expense                           (19.3)            (29.4)
     Other                                        1.2                --
                                                --------     ----------

                  Earnings before income taxes  140.2             137.5

Income taxes                                     46.2              53.1
                                                --------     ----------

                  Net earnings               $   94.0        $     84.4
                                                ========     ==========


Basic earnings per common share              $   0.33        $     0.28
                                                 ====              ====

Diluted earnings per common share            $   0.33        $     0.28
                                                 ====              ====

Basic weighted average common shares      282,536,066       300,000,000
Diluted weighted average common shares    282,698,780       300,000,000


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The following table compares the product line sales in the quarter ended March
31, 2002 with the sales for the comparable prior year period in 2001:


(USD in millions)                             THREE MONTHS ENDED
                                                   MARCH 31,
                                        -----------------------------
                                            2002               2001
                                        -----------         ---------

TobraDex(R)                           $        45.3       $      44.4
Ciloxan(R)                                     27.4              22.5
Other                                          29.7              27.9
                                        -----------         ---------
Total Anti-infectives/Combinations            102.4              94.8
                                        -----------         ---------

TRAVATAN(R)                                    11.6               5.1
Other                                          68.7              61.9
                                        -----------         ---------
Total Glaucoma                                 80.3              67.0
                                        -----------         ---------

Patanol(R)                                     42.4              24.9
Other                                           5.4               6.3
                                        -----------         ---------
Total Allergy                                  47.8              31.2
                                        -----------         ---------

Cipro(R)HC                                     13.2               7.7
Other                                            .4               2.4
                                        -----------         ---------
Total Otic                                     13.6              10.1
                                        -----------         ---------

Other Pharmaceuticals                           4.1              11.0
                                        -----------         ---------

TOTAL PHARMACEUTICALS                         248.2             214.1
                                        -----------         ---------

IOLs                                          101.6              97.6
Viscoelastics                                  39.4              37.2
Cat/Vit Products                               79.9              77.8
Refractive Products                            16.9              14.7
Other                                          99.7              97.5
                                        -----------         ---------

TOTAL SURGICAL                                337.5             324.8
                                        -----------         ---------

Opti-Free(R)Disinfectants                      67.9              60.5
Artificial Tears                               24.2              24.7
Other                                          28.7              30.7
                                        -----------         ---------

TOTAL CONSUMER EYE CARE                       120.8             115.9
                                        -----------         ---------

TOTAL SALES                           $       706.5       $     654.8
                                        ===========         =========


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Caution Concerning Forward-Looking Statements

     This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

     Alcon, Inc. (NYSE: ACL) is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

                                      # # #
02MAY2002
                                                       For information, contact:
                                             Doug MacHatton (Investor Relations)
                                                                    800-400-8599
           News media and other inquiries: Mary Dulle (Corporate Communications)
                                                                    817-551-8058
                                                                www.alconinc.com